

Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

November 17, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 13, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Canopy Growth Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,

Yolanda Goettsch